Snipp Signs US$ 339K Three-Year Loyalty Agreement With Australia's Leading

Manufacturer of Equine Feeds and Supplements

TORONTO, June 05, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has received a three-year loyalty contract worth US$ 339,000 from a leading Australian equine brand (the ‘Customer’). The Customer is the leading manufacturer of premium equine feeds and supplements for sport, breeding, racing and leisure horses in Australia and New Zealand.

The Customer has an ongoing brand loyalty program in both Australia and New Zealand where consumers are rewarded for purchases at any retail location, as well as online.

Under this agreement, Snipp will expand the scope of their loyalty program to facilitate both purchase and non-purchase actions like social sharing and referrals to drive further engagement and sales for the brand among retailers as well as consumers. Furthermore, integrating SnippCheck, Snipp’s market-leading receipt processing capability into their loyalty program will allow the program to run at all retailers without the need of retailer POS integration. In addition, Snipp will host the rewards for this program on its SnippRewards platform to enable ease of redemption.

“We are excited to work with this client, recognized as the leader in their segment, to enhance their loyalty program. They have to date been selling mainly to retailers and we see a huge opportunity in leveraging the combination of our loyalty platform and receipt processing capabilities to help the client not only drive sales and increase loyalty, but also develop one-to-one relationships directly with their consumers,” commented Atul Sabharwal, CEO and founder of Snipp. “Moreover, we are delighted with the interest we are receiving in our marketing and technology solutions from new geographies and the adoption of our loyalty platform in new industries.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION, PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

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